Exhibit 99.1
FOR RELEASE
NewLead Holdings Ltd. Announces Delivery of New Handysize Vessel
PIRAEUS, GREECE, August 2, 2011 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or “the Company”), an international shipping company owning and operating tankers and dry bulk vessels, today announced that on July 28, 2011, the “Navios Serenity,” a new Handysize dry bulk vessel of 35,000 dwt, was delivered from a Korean shipyard to NewLead’s fleet.
Mr. Michael Zolotas, president, chief executive officer and interim chief financial officer of NewLead, stated, “We are pleased to have taken delivery of one of the two new Handysizes to be added to NewLead’s fleet. Today, we control a fleet of 20 vessels in operation. We will continue to optimize our fleet and secure competitive charters.”

Anticipated
			Annualized	Anticipated
Vessel Size	Charter-out Rate		EBITDA	Aggregate EBITDA
(dwt)	(daily, net)	Charter Duration	(USD millions)	(USD millions)
35,000	$10,100 for the first two years and $12,000 until the end of the charter, all plus 40% profit sharing(1)	12 years +/- 4 months	2.0(2) 2.7(3)	27.4(4)
(1)	The daily base charter-out rate is $10,100 for the first two years and $12,000 thereafter. Above $14,000 per day, profit sharing is 40% based on actual earnings. Charterers have a 50% purchase option.
(2)	For the first two years of the charter, the anticipated annualized EBITDA calculation assumes daily operating expenses of $4,747 per day and 360 revenue days as well as profit sharing.
(3)	For the years three through 12 of the charter, the anticipated annualized EBITDA calculation assumes daily operating expenses of $4,747 per day and 360 revenue days as well as profit sharing.
(4)	Anticipated aggregate EBITDA over the life of the contract assumes daily operating expenses of $4,747 per day (growing at 3% annually) as well as profit sharing.

About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international, vertically integrated shipping company that owns and manages product tankers and dry bulk vessels. NewLead currently controls 22 vessels, including six double-hull product tankers and 16 dry bulk vessels of which two are newbuildings. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Contact: Thomas J. Rozycki Jr. CJP Communications +1 (212) 279 3115 x208	Media Contact: Elisa Gerouki NewLead Holdings Ltd. + 30 (213) 014 8023
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